UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Joint Stock Company Kaspi.kz

(Name of Issuer)

Common Shares, no par value

American Depositary Shares, each representing one Common Share, no par value**

(Title of Class of Securities)

48581R205***

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On January 18, 2024, Joint Stock Company Kaspi.kz registered American Depositary Shares (“ADSs”) (each representing one Common Share) under Section 12(b) of the Act.

***	CUSIP assigned to the ADSs, which are listed on the Nasdaq Global Select Market.

CUSIP No. 48581R205

1	NAMES OF REPORTING PERSONS Vyacheslav Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(1) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 52,927,955. See Item 4.
	6	SHARED VOTING POWER 0. See Item 4.
	7	SOLE DISPOSITIVE POWER 40,670,650. See Item 4.
	8	SHARED DISPOSITIVE POWER 0. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,927,955. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.9%(2). See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 4.
(2)	Based on 190,015,729 common shares of the issuer, no par value, issued and outstanding as of September 30, 2024, as provided by the Issuer to the reporting person.

CUSIP No. 48581R205

Item 1.

(a)	Name of Issuer:

Joint Stock Company Kaspi.kz

(b)	Address of Issuer’s Principal Executive Offices:

154A Nauryzbai Batyr Street

Almaty, 050013, Kazakhstan

Item 2.

(a)	Name of Person Filing:

Vyacheslav Kim

(b)	Address of Principal Business Office or, if None, Residence:

c/o Joint Stock Company Kaspi.kz

154A Nauryzbai Batyr Street

Almaty, 050013, Kazakhstan

(c)	Citizenship:

See the response to Item 4 of the attached cover page.

(d)	Title of Class of Securities:

Common Shares, no par value (“Common Shares”)

American Depositary Shares (“ADSs”), each representing one Common Share

(e)	CUSIP Number:

48581R205 (ADSs)

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 48581R205

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

(a)	Amount beneficially owned: 52,927,955 Common Shares

(b)	Percent of class: 27.9% (percentage ownership is calculated based on 190,015,729 Common Shares outstanding as of September 30, 2024).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	52,927,955 Common Shares
(ii)	Shared power to vote or to direct the vote:	0 Common Shares
(iii)	Sole power to dispose or to direct the disposition of:	40,670,650 Common Shares
(iv)	Shared power to dispose or to direct the disposition of:	0 Common Shares

The above amounts reflect (i) Common Shares underlying 40,670,650 ADSs held by Mr. Vyacheslav Kim and (ii) Common Shares underlying 12,257,305 ADSs held under the participation deed (the “Participation Deed”) between Mr. Vyacheslav Kim and Baring Fintech Nexus Limited (“BFNL”) dated June 25, 2019, whereby Mr. Vyacheslav Kim is a shareholder of record and exercises the voting rights relating to the ADSs while BFNL has all economic rights relating to the ADSs, including the right to dividend distributions and to transfer or dispose of the ADSs.

By virtue of the Participation Deed and the obligations and rights thereunder, Mr. Vyacheslav Kim, along with BFNL and entities that control BFNL’s ownership of the Common Shares (namely, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML), may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, solely in respect of the Common Shares underlying 12,257,305 ADSs subject to the Participation Deed. Such a “group” would be deemed to beneficially own 12,257,305 Common Shares, which represents approximately 6.5% of the outstanding Common Shares (percentage ownership is calculated based on 190,015,729 Common Shares outstanding as of September 30, 2024). Mr. Vyacheslav Kim does not affirm that such a “group” exists.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 48581R205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	Vyacheslav Kim

/s/ Vyacheslav Kim

[Signature page to Schedule 13G]